Exhibit (a)(1)(G)

November __, 2014

EKSO BIONICS HOLDINGS, INC.

1414 Harbour Way South, Suite 1201

Richmond, California 94804

To the Holders of the Original Warrants:

As you know, Ekso Bionics Holdings, Inc. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company the opportunity to amend and exercise their warrants at a temporarily reduced cash exercise price of $1.00 per share of common stock, upon the terms set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock dated as of October 23, 2014 (the “Offer to Amend and Exercise”). The warrants subject to the Offer to Amend and Exercise are outstanding warrants to purchase 30,300,000 shares of the Company’s common stock (the “Warrant Shares”) at an exercise price of $2.00 per share, issued to investors participating in the Company’s private placement financing with respect to which closings occurred on January 15, 2014, January 29, 2014 and February 6, 2014 (the “Original Warrants”). All terms not defined in this letter shall have the meanings set forth in the Offer to Amend and Exercise.

Offering materials comprised of an Offer to Amend and Exercise together with the Election to Consent, Participate and Exercise Warrant, form of Amended Warrant and Notice of Withdrawal (collectively, the “Offering Materials”), each dated October 23, 2014, were previously provided to you. Since the mailing of the offering materials, the Company has received comments to the offering materials from the Securities and Exchange Commission (the “SEC”). In response to the SEC’s comments, we have amended the Schedule TO and made the following changes to the Offering Materials:

•	We have extended the Offer to Amend and Exercise by four hours. The Offer to Amend and Exercise, which was previously scheduled to expire November 20, 2014 at 5:00 p.m. Pacific time, will now remain open until November 20, 2014 at 9:00 p.m. Pacific time (midnight Eastern time).

•	We have supplemented the Offering Materials to include the Company’s recently filed Quarterly Report on Form 10-Q for the interim period ended September 30, 2014, a copy of which is enclosed with this letter. This Quarterly Report on Form 10-Q provides important information and updates concerning the Company’s financial results and condition, regulatory plans and other matters. We also have amended the Offer to Amend and Exercise to reflect changes in the Company’s regulatory plans consistent with the Company’s disclosures in the enclosed Quarterly Report on Form 10-Q.

•	Notwithstanding the requirement that you complete and return to the Company an Accredited Investor Questionnaire in order to participate in the Offer to Amend and Exercise, we would like to call your attention to the fact that you are not required to be an accredited investor in order to participate in the Offer to Amend and Exercise.

To participate in the Offer to Amend and Exercise and exercise an amended warrant (the “Amended Warrant”) to receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 9:00 p.m. Pacific time (midnight Eastern time) on November 20, 2014, as may be extended by the Company in its sole discretion (the “Expiration Date”), the following: (i) a signed and completed copy of the enclosed Election to Consent, Participate and Exercise Warrant, (ii) a signed and completed copy of the enclosed Accredited Investor Questionnaire, (iii) the original copy of your Original Warrant (or an Affidavit of Loss and Indemnification Agreement) for cancellation, and (iv) cash in the amount equal to $1.00 per share multiplied by the number of shares of common stock you elect to purchase (collectively, the “Acceptance and Exercise Documents”). The Acceptance and Exercise Documents, including the cash tendered by check or wire transfer, must be delivered as set forth in the Offer to Amend and Exercise. If you properly tender (and do not validly withdraw) these materials on or prior to the Expiration Date, promptly following the Expiration Date, we intend to notify the escrow agent and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to the Company at any time prior to the Expiration Date. The Notice of Withdrawal must be properly completed and must be returned to the Company on or prior to the Expiration Date. However, if we have not accepted your tendered Original Warrants and other Acceptance and Exercise Documents by December 19, 2014, which is the fortieth business day from the commencement of the Offer to Amend and Exercise, you may change your mind and submit a Notice of Withdrawal to us after December 19, 2014. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Consent, Participate and Exercise Warrant, (ii) return the original copy of your Original Warrant, or issue you a new Original Warrant if you submitted an Affidavit of Loss and Indemnification Agreement, and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Thank you for your time and attention.

Very truly yours,

Ekso Bionics Holdings, Inc.
Nathan Harding
Chief Executive Officer

Enclosure:

Quarterly Report on Form 10-Q for the period ended September 30, 2014

2